

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Christopher Kroeger, M.D.
Chief Executive Officer
MapLight Therapeutics, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

>   **Re: MapLight Therapeutics, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 8, 2024**
>   **CIK No. 0001770069**

Dear Christopher Kroeger:

   We have reviewed your draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 8, 2024

Prospectus Summary, page 1

1.   Safety and efficacy are conclusions that are within the sole authority of the FDA and are assessed throughout the entire development process. Given that none of your candidates have received FDA approval, it is not appropriate to state, imply or predict that they are effective or safe. Please revise statements throughout your registration statement suggesting that features of your product candidate could "lead to an attractive safety and tolerability profile," "produced an attractive safety and tolerability profile" and "[t]hese results suggest that the muscarinic class may represent a potentially more effective, safer and better tolerated alternative for patients."

2.   With regard to your second product candidate, ML-004, please disclose whether head-to-head studies have been conducted with zolmitriptan to reach your finding that ML-004 has "a similar safety profile to the on-label use of zolmitriptan." If head-to-head studies have not been conducted, please remove the suggestions of such.

3.   We note your disclosure here that "[t]he selective targeting of muscarinic receptors to treat schizophrenia has also been validated in several recent randomized controlled clinical trials conducted by third parties." Please revise to clarify what you mean by "validated" and provide the basis for that claim.

Our Pipeline, page 3

4.   We note the inclusion of preclinical programs ML-009 and ML-021 in your pipeline table. Given the limited disclosure related to these programs, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table on pages 3 and 97.

Use of Proceeds, page 72

5.   Although we note your statements that you intend to have broad discretion over the use of the net proceeds from the offering, please revise your use of proceeds disclosure to provide more granularity regarding the first bullet point. Please revise your disclosure to indicate the amount of offering proceeds you intend to allocate to each clinical trial for your different material product candidates and indications.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stellaromics Agreement, page 82

6.   Please file the Assignment and Assumption Agreement with Stellaromics, Inc. as an exhibit or provide an analysis explaining why it should not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Research and Development Expenses, page 87

7.   We note that you do not allocate internal costs to specific development programs or product candidates. However, please expand your disclosure of research and development expenses to provide a breakout of external expenses by product candidate and by indication. To the extent that you do not track these expenses by product candidate, please so state. In addition, please disclose the amount of grant funds received that were recorded as a reduction to research and development expense.

Our Approach and Platform, page 100

8.   We note your disclosure here that you believe your strategy "can increase the probability of success for clinical development across a range of CNS diseases." Please balance this statement, consistent with your risk factor disclosure on page 12, by highlighting that your "approach to the discovery and development of product candidates is unproven."

Potential Advantages of Our Lead Product Candidate, ML-007/PAC, page 105

9.   We note your disclosure that you "have identified and selected an FDA-approved PAC with attractive physical and chemical properties." Please revise to identify the PAC. In addition, please update your disclosure in your Government Regulation section to disclose how the regulatory framework for your fixed-dose combination product candidate may differ from your other drug products in development or otherwise advise. Also, revise your risk factor disclosure to include a discussion of any material risks arising from your development of a fixed-dose combination product candidate.

ML-007 Improved Memory in a Mouse Model of Alzheimer's Disease, page 114

10.   With regard to ML-007, please disclose whether head-to-head studies have been conducted with xanomeline to reach your conclusion that "ML-007 demonstrated superior potency to xanomeline." If head-to-head studies have not been conducted, please remove the suggestions of such. In addition, please revise to include additional narrative disclosure explaining the specific in vivo studies depicted in Figure 13 or otherwise advise.

Certain Relationships and Related Party Transactions
Stellaromics Agreement, page 166

11.   Please revise to disclose the manner in which Dr. Kroeger and Mr. Pavlov are affiliated with Stellaromics, including their ownership interest in Stellaronmics and the approximate dollar amount of their interests in the transactions that you disclose here. Please refer to Item 404(a)(2) and Item 404(a)(4) of Regulation S-K.

Principal Stockholders, page 171

12.   Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by the entities affiliated with NFLS Beta Limited.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 184

13.   Please remove the disclaimer on page 184 and 186 indicating that the discussion of material tax considerations are provided "for informational purposes only." These statements imply that investors are not entitled to rely on the disclosure in your registration statement.

Notes to Consolidated Financial Statements
13. Commitments and Contingencies
Contractual Obligations, page F-26

14.   Please disclose the aggregate amount of potential milestone payments under the agreement with NeuroSolis, Inc.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

16.   Please ensure the writing is legible in the visual depictions throughout your draft registration statement. For example only, certain text in Figure 4 on page 109 and Figure 6 on page 111 is not legible.

   Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Ballantyne